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[FIRST UNION LOGO & LETTERHEAD]
                                                                  Exhibit (b)(2)


                                                                 August 11, 1998


Cooker Restaurant Corporation
5500 Village Boulevard
West Palm Beach, Florida 33407

ATTENTION: Mr. Mark W. Mikosz CFO

SUBJECT: REQUEST FOR WAIVER AND ACKNOWLEDGMENT OF THE SALE AND LEASE BACK OF CERTAIN ASSETS PURSUANT TO THE AMENDED AND RESTATED LOAN AGREEMENT BETWEEN COOKER RESTAURANT CORPORATION AND FIRST UNION NATIONAL BANK

Dear Mr. Mikosz:

     Pursuant to our conversation it is our understanding that Cooker Restaurant Corporation ("Borrower") wishes to sell and contemporaneously lease back certain stores owned by Borrower and that such sale and lease back may constitute events of default under the Amended and Restated Loan Agreement ("Loan") between First Union National Bank ("Bank") and Borrower. Further, some of the stores to be sold are pledged as collateral under the Loan and are encumbered by the Bank. In conjunction with the sale and lease back the Company will receive $57,500,000 (Fifty Seven Million Five Hundred thousand Dollars) from the sale of approximately 25 (Twenty Five) stores and such proceeds will be used to repurchase up to 4,000,000 shares (Four Million) of the outstanding stock of the Company (approximately $48,000,000), pay related fees, taxes, and expenses and to finance store expansion.

     The Bank herewith acknowledges and consents to the sale and lease back of the stores and repurchase of common shares described above. Further, the Bank agrees to waive such events of defaults and covenant breaches that may be created by this sale and repurchase and also agrees to release its security interest in stores being sold. As a condition and in consideration of this waiver and release of collateral, the Company will grant the bank a first priority collateral position in other stores which have an equal or greater value to those being released. Such new collateral interests will be granted to the Bank on or before October 31, 1998. This acknowledgment and waiver is granted pursuant to the sales and lease back and repurchase transaction alone and does not modify, amend, or change in any other manner the Loan or covenants therein all of which are in full force and effect and binding on all parties thereto.

     I look forward to working with you as we strive to meet the needs of Cooker Restaurant Corporation. Please let me know if I can clarify or be of any other help to you regarding this request.

Sincerely,

/s/ Frank Vrabel

Frank Vrabel
Vice President